Exhibit 99.1

Core AI Holdings Announces Receipt of Nasdaq Notification Regarding Minimum Stockholders’ Equity Deficiency

MIAMI, FL – September 23, 2026 — Core AI Holdings, Inc. (“Core AI” or the “Company”) (Nasdaq: CHAI), a global AI technology and infrastructure company, today announced that on September 18, 2026, the Company received a notification letter (the “Notice”) from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that as its unaudited consolidated balance sheet as of June 30, 2026, included with a Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on August 20, 2026, reflected shareholders’ equity of $2,429,389, the Company is not in compliance with the requirement of maintaining a minimum shareholders’ equity of $2,500,000 for continued listing of its common shares for trading on Nasdaq as required by Nasdaq Listing Rule 5550(b)(1) (the “Rule”).

As set forth in the Notice, the Company has a period of 45 days through November 2, 2026, to submit a plan to regain compliance with the Rule, which if accepted, will afford an extension of up to 180 calendar days from the date of the notice or until March 17, 2027, for Core AI to regain compliance with the Rule. The Company intends to submit a plan by the November 2, 2026 deadline, which it anticipates will demonstrate that it has regained compliance with the Rule. However, if the Company’s plan to regain compliance with the Rule is not accepted by Nasdaq or the Company fails to regain compliance with the Rule, Nasdaq will provide notice that Core AI’s common shares are subject to delisting.

The notification does not affect the Company’s business operations, strategic initiatives, or the listing or trading of its common shares on Nasdaq.

About Core AI Holdings, Inc.

Core AI Holdings, Inc. (NASDAQ: CHAI) is a global AI technology and infrastructure company focused on identifying, developing, and scaling AI-driven businesses that leverage next-generation technologies to address large, high-growth market opportunities. Core AI’s mission is to harness artificial intelligence to create transformative, scalable solutions across multiple verticals and drive long-term shareholder value. Through its subsidiary, Core Gaming, the Company operates an AI-driven mobile game development and publishing business which has generated over 800 million downloads, and built a global user base of more than 40 million players across over 140 countries.

Core AI Investor Relations

ir@coregaming.co

www.coregaming.co

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Core AI’s current expectations and assumptions and are subject to risks, uncertainties, and changes in circumstances that may cause actual results to differ materially, as well as other risks described under “Risk Factors” in Core AI’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 15, 2026, and in subsequent SEC filings. Except as required by law, Core AI undertakes no obligation to update these forward-looking statements.